Exhibit 99.2

Ernst & Young Associates LLP Oval Office, 18, iLabs Centre Hitech City, Madhapur Hyderabad-500 081 India	Tel : +91 40 6736 2000 Fax: +91 40 6736 2200 ey.com

Report on Review of Interim Financial Information

To

The Board of Directors

Dr. Reddy’s Laboratories Limited

Introduction

We have reviewed the accompanying condensed consolidated interim balance sheet of Dr. Reddy’s Laboratories Limited as of June 30, 2018 and the related condensed consolidated interim income statements, the statements of comprehensive income, changes in equity and cash flows for the three-month period then ended (“interim financial information”).

Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.”

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34, Interim Financial Reporting.

Other matters

The condensed consolidated interim financial statements of the Company as of June 30, 2017, and for the three-month period then ended, were reviewed by other auditors whose report dated July 27, 2017 stated that based on their review they were not aware of any material modifications that should be made to those statements for them to be in conformity with IAS 34, Interim Financial Reporting. The consolidated balance sheet of the Company as of March 31, 2018, the related consolidated statements of income, statements of comprehensive income, shareholders' equity and cash flows for the year then ended, and the related notes and schedules (not presented herein) were audited by other auditors whose report dated May 22, 2018 expressed an unqualified opinion on those statements prepared in accordance with International Financial Reporting Standards.

/s/ Ernst & Young Associates LLP

Ernst & Young Associates LLP

Hyderabad, India

July 26, 2018

Ernst & Young Associates LLP (a limited liability partnership) LLP - Identity No., AAB - 4321

Regd. Office : 6th Floor, Worldmark-1, Asset Area 11, Hospitality District, Indira Gandhi International Airport, New Delhi-110037, India.

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter ended 30 June 2018 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2018	31.03.2018	30.06.2017	31.03.2018
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Revenues	37,207	35,349	33,159	142,028
2	Cost of revenues	16,479	16,454	16,062	65,724
3	Gross profit (1 - 2)	20,728	18,895	17,097	76,304
4	Selling, general and administrative expenses	12,106	12,067	11,763	46,910
5	Research and development expenses	4,157	4,348	5,075	18,265
6	Other (income)/expense, net	(303)	(167)	(194)	(788)
	Total operating expenses	15,960	16,248	16,644	64,387
7	Operating profit [(3) - (4 + 5 + 6)]	4,768	2,647	453	11,917
	Finance income	351	1,209	436	2,897
	Finance expense	(195)	(177)	(215)	(817)
8	Finance (expense)/income, net	156	1,032	221	2,080
9	Share of profit of equity accounted investees, net of tax	83	69	98	344
10	Profit before tax (7 + 8 + 9)	5,007	3,748	772	14,341
11	Tax expense	446	726	181	4,535
12	Profit for the period / year	4,561	3,022	591	9,806
	Attributable to :
	- Equity holders of the Company	4,561	3,022	591	9,806
	- Non-controlling interest	-	-	-	-
13	Earnings per share:
	Basic earnings per share of Rs.5/- each	27.48	18.21	3.57	59.13
	Diluted earnings per share of Rs.5/- each	27.45	18.18	3.56	59.00
		(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2018	31.03.2018	30.06.2017	31.03.2018
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	6,895	7,699	5,890	27,484
	b) Global Generics	30,636	27,836	27,455	114,014
	c) Proprietary Products	726	848	512	4,245
	d) Others	436	414	541	1,777
	Total	38,693	36,797	34,398	147,520
	Less: Inter-segment revenues	1,486	1,448	1,239	5,492
	Net revenue from operations	37,207	35,349	33,159	142,028

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,185	1,510	533	4,446
	b) Global Generics	18,756	16,506	15,836	67,190
	c) Proprietary Products	594	726	418	3,799
	d) Others	193	153	310	869
	Total	20,728	18,895	17,097	76,304
	Less: Selling and other un-allocable expenditure, net of other income	15,721	15,147	16,325	61,963
	Total profit before tax	5,007	3,748	772	14,341

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 26 July 2018. The above financial results have been prepared from the consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	Post implementation of Goods and Services Tax (“GST”) in India with effect from 1 July 2017, revenues are disclosed net of GST. Revenues for the period prior to 1 July 2017 included excise duty which is now subsumed in the GST. Accordingly, revenues for the quarter ended 30 June 2018 is not comparable with those of the previous periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. The Company received Establishment Inspection report ("EIR") from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed.With regard to the Oncology manufacturing facility at Duvvada and API manufacturing facility at Srikakulam, the Company received EIRs from the U.S. FDA in November 2017 and February 2018, respectively, which indicates that the status remains unchanged. In June 2018, the Company has requested U.S. FDA to schedule an inspection of the oncology formulation manufacturing facility at Duvvada.

4	IFRS 15, Revenue from Contracts with Customers, mandatory for reporting periods beginning on or after 1 April 2018, replaces existing revenue recognition requirements. Under the modified retrospective approach, there were no significant adjustments required to the retained earnings as at 1 April 2018. Also, the application of IFRS 15 did not have any significant impact on recognition and measurement of revenue and related items in the financial results of the Company.

5	Effective 1 April 2018, the Company adopted IFRS 9, Financial instruments,using modified retrospective approach. IFRS 9 significantly differs from IAS 39, Financial Instruments: Recognition and Measurement, and includes a logical model for classification and measurement, a single, forward looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. As a result of the aforesaid changes, the overall impact of adoption of the new accounting standard on the retained earnings as on 1 April 2018 is Rs. 12 million.

6	In the United States of America, The Tax Cuts and Jobs Act of 2017 was approved and enacted into law on 22 December 2017. The law includes significant changes to the U.S. corporate income tax system, including a reduction in Federal corporate tax rate from 35% to 21%.
Consequent to this enactment, the Company had re-measured its U.S. deferred tax assets and liabilities based on the new tax law and this resulted in a charge of Rs.374 million and Rs.1,304 million for the quarter and year ended 31 March 2018 respectively.

7	The results for the quarter and year ended 31 March 2018, and the quarter ended 30 June 2017 were audited / reviewed respectively, by other auditors. An unqualified report was issued by them thereon.

8	The results for the quarter ended 30 June 2018 were subjected to a "Limited Review". An unqualified report was issued thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 26 July 2018	Co-Chairman and Chief Executive Officer